                                         Commission File No. 2-61271 and 2-72713
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F    x                Form 40-F
                         ---------                     ---------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                           No     x
                   ----------                   -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2 (b). 82-        ]
                                        -------

================================================================================

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[Translation]


                                                              September 30, 2002

To:  Each of the Parties Concerned

        Name of the Company:              Ito-Yokado Co., Ltd.
        Address of Head Office:           1-4, Shiba Koen 4-chome,
                                          Minato-ku, Tokyo
        Name of Representative
        of the Company:                   Toshifumi Suzuki
                                          President and Representative
                                          Director

        (Securities Code No. 8264, the First Section of the Tokyo
        Stock Exchange)

        Addressee to Contact:             Takeshi Umemoto
                                          General Manager of Finance
                                          Dept. of Ito-Yokado Co., Ltd.
                                          Tel: 03-3459-2131 (direct)


            NOTICE OF REVISION OF THE CONSOLIDATED BUSINESS RESULTS
             FORECAST FOR THE INTERIM PERIOD ENDED AUGUST 31, 2002

     In light of recent trends in business results, the Company has revised the consolidated business results forecast for the interim period ended August 31, 2002 (from March 1, 2002 to August 31, 2002), made public on May 7, 2002, and it is hereby amended as follows:


                                   PARTICULARS

1. Revised business results forecast for the interim period ended August 31, 2002 (from March 1, 2002 to August 31, 2002)

[Consolidated results]
[U.S. GAAP]

                                                                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                  Revenues from                        Income before
                                                    Operations     Operating Income     Income Taxes       Net Income
---------------------------------------------------------------------------------------------------------------------
Previous forecast (A)                               1,684,000           106,000           102,000             17,000
Revised forecast (B)                                1,657,000           101,000            92,500              7,000
Increase or decrease (B)-(A)                          -27,000            -5,000            -9,500            -10,000
Percentage of increase or decrease (%)                   -1.6%             -4.7%             -9.3%             -58.8%
Reference:
Ratio of revised forecast to the results for
 the same period of previous year (%)                   105.3%            120.5%             91.0%              19.7%
Results for the interim period ended August
 31, 2001:                                          1,573,238            83,808           101,699             35,621
---------------------------------------------------------------------------------------------------------------------

- The consolidated business results of the Company for the interim business period ended August 31, 2001, are modified after application of the provisions of statement of Financial Accounting Standard ("SFAS")
     No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" issued in August 2001.

<Reference>
[Japanese GAAP]

                                                                                               (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                  Revenues from                          Recurring
                                                   Operations      Operating Income        Income         Net Income
---------------------------------------------------------------------------------------------------------------------
Previous forecast (A)                               1,774,000           110,000           107,000           17,600
Revised forecast (B)                                1,747,000          -109,000           102,000            8,000
Increase or decrease (B)-(A)                          -27,000            -1,000            -5,000           -9,600
Percentage of increase or decrease (%)                   -1.5%             -0.9%             -4.7%           -54.5%
Reference:
Results for the interim period ended August
 31, 2001:                                                 --                --                --               --
---------------------------------------------------------------------------------------------------------------------

- No relevant figures for the business results of the Company for the previous interim period ended August 31, 2001.

2.   Reasons for the revision of business results forecast

(a)  Revenues from operations:

     While business results of the domestic business have performed favorably as scheduled, revenues from operations will fall short of the initial forecast. This is due to the fact that the exchange rate of the Yen, which was used for the consolidated settlement of accounts of foreign subsidiaries, has appreciated more than expected.

(b)  Operating income, Income before income taxes, Net income:

     Ito-Yokado Group has implemented the Business Reengineering Plan since the previous fiscal year, under which the Group has bolstered sales capabilities and rationalized or streamlined unprofitable businesses, aimed at the recovery of profitability in the future. In order to strengthen sales capabilities of each business division, Ito-Yokado Group has continued to make prior investments during the first half of the fiscal year ended August 31, 2002, such as an aggressive large-scale renovation of stores and the expansion of the business. In particular, the Group put its energies into building of the operating base in the financial service area, in which the Group newly entered. As a result, costs and expenses increased more than initially forecast and thus income will be lower than the original plan.

     However, revenues from operations and income are expected to recover during the latter half of the fiscal year, owing to the development and supply of new attractive products and services, as well as the result of prior investments.


No revision of the consolidated business results forecast for the year ending February 28, 2003 has been made.

Note:
     The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new products effectively, interruptions in production, infringements of the intellectual property rights of the Company or its subsidiaries or affiliates, and the adverse outcome of material litigation.

                                                                           -End-

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              ITO-YOKADO CO., LTD.
                                              (Registrant)

September 30, 2002

                                        By:   /s/ Akira Miyauchi
                                              ----------------------------------
                                              Akira Miyauchi
                                              Managing Director